18 September 2007

RECEIVED

2007 SEP 25 A 5:29

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07026887

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

SUPPL

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – Nedbank Tier II bond issue.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

dlw 9/25

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group - Nedbank Tier II Bond Issue

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUE

Nedbank Limited ("Nedbank"), a wholly-owned subsidiary of Nedbank Group, has privately placed a 13-year (non-call 8) R1 billion listed subordinated unsecured fixed rate note. The coupon on the note is set at 10,54% payable semi-annually in arrears.

Details of the bond issue are:

Bond Exchange code:	NED11
Settlement date:	17 September 2007
Nominal:	R1 billion
Maturity date:	17 September 2020
Coupon:	Fixed at 10,54% up to 17 September 2015, thereafter floating at 3-month JIBAR plus 100bps over initial margin until maturity
Call date:	17 September 2015 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks
Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million
Lead Manager and Dealer:	Nedbank Capital
Manager and Dealer:	Citigroup Global Markets (Proprietary) Limited

For further information please contact:
Mike Brown (Chief Financial Officer),
tel: +27 (0)11 294 9999, email: mikeb@nedbank.co.za

Markus Borner (Nedbank Group Capital Management),
tel: +27 (0)11 295 8616, email: markusb@nedbank.co.za

Sandton
17 September 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

19 September 2007

RECEIVED

2007 SEP 25 A 5:

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – results of the capitalisation award.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NED - Nedbank Group Limited - Results of the Capit 17 Sep 2007

NED
NED
NED - Nedbank Group Limited - Results of the Capitalisation Award
Nedbank Group Limited
(Incorporated in the Republic of South Africa)
Registration number 1966/010630/06
Share Code JSE: NED & Share Code NSX: NBK
ISIN Code: ZAE000004875
(`Nedbank Group` or `the Company`)
RESULTS OF THE CAPITALISATION AWARD
The announcement of the Company`s interim results for the six months ended 30 June 2007 was released on the Securities Exchange News Service (`SENS`) on 6 August 2007, in which notice was given that an award of new fully paid Nedbank Group ordinary shares (`the new shares`) would be made to shareholders recorded in the register of the company at the close of business on Friday, 14 September 2007 (`the record date`).
In terms of the announcement shareholders would be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award, failing which they would receive the cash dividend alternative (310 cents per ordinary share) to be paid to those shareholders not electing to participate in the capitalisation award. The last day to trade to participate in the capitalisation share award or the cash dividend alternative was Friday, 7 September 2007.
The number of the new shares to which shareholders wishing to participate in the capitalisation award would become entitled was determined in the ratio that 310 cents per Nedbank Group ordinary share bears to R133,94, being the 30-day volume-
weighted average traded price of Nedbank Group ordinary shares on the JSE Limited at the close of business on Thursday, 30 August 2007.
This equated to 2,31447 new shares for every 100 Nedbank Group ordinary shares held on the record date. Fractions of shares will not be issued.
Nedbank Group ordinary shareholders holding 73 833 466 Nedbank Group ordinary shares elected to receive the capitalisation share award, resulting in the issue of 1 708 877 new shares. Accordingly, a cash dividend of R1 186 671 682.70 was paid in respect of 382 797 317 Nedbank Group ordinary shares.
Dividend cheques and share certificates in respect of the new shares were posted to certificated shareholders at their risk and the Participant or broker custody accounts of dematerialised shareholders were credited today.
Sandton
17 September 2007
Investment bank, corporate adviser and sponsor
Nedbank Capital
Independent lead sponsor
Merrill Lynch South Africa (Pty) Limited
Sponsoring broker in Namibia
Old Mutual Investment Services (Namibia) (Pty) Limited
Date: 17/09/2007 13:15:45 Produced by the JSE SENS Department.

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